August 29, 2023

U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Emily Rowland, Division of Investment Management

Re: VanEck ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Ms. Rowland:

We are in receipt of your telephonic comments regarding the registration statement on Form N-1A (the “Registration Statement”) for the Trust with respect to VanEck Office and Commercial REIT ETF (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “SEC”) on June 29, 2023. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Below, we describe the changes that have been or will be incorporated into the Fund’s Registration Statement in response to the Staff of the SEC’s (the “Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested.

GENERAL

Comment 1.
Please respond to all comments in a letter filed as a correspondence on EDGAR and email a courtesy copy of the letter to the Staff examiner. Please remove all brackets and fill in all outstanding information prior to the 485(b) filing with the SEC. The Staff notes that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the Staff. Please note that where a comment is made in one section of the Prospectus, such comment is applicable to similar disclosures appearing elsewhere in the Prospectus.

Response 1.	We respectfully acknowledge your comment.

Comment 2.	Please provide the Fund’s ticker symbol when it becomes available and update the Fund’s series and class identifiers on EDGAR as appropriate pursuant to Rule 313 of Regulation S-T.

Response 2.
We hereby confirm that the Fund’s ticker symbol will be provided in the Fund’s 485(b) filing and the Fund’s series and class identifiers will be updated on the Trust’s EDGAR site concurrently with the Fund’s 485(b) filing.

PROSPECTUS

Comment 3.	Please confirm that the second sentence under the heading “Fund Fees and Expenses” is bold.

Response 3.
We confirm that the following sentence is in bold: “You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.”

Comment 4.	Please provide the fee table and expense example information prior to the effectiveness of the Fund’s registration statement.

Response 4.	The “Fund Fees and Expenses” table and expense example information for the Fund are attached hereto as Exhibit A.

Comment 5.
With respect to the first two sentences under the “Summary Information—Principal Investment Strategies” section, please replace the word “include” and explain specifically what is included in the 80% policy.

Response 5.	The disclosure has been revised accordingly.

Comment 6.
With respect to the first paragraph under the “Summary Information—Principal Investment Strategies” section, please explain whether there is a distinction between exchange-listed real estate investment trusts (“REITs”) and other REITs. Please clarify the language.

Response 6.	The Index is limited to U.S. exchange-traded REITs. The disclosure has been revised accordingly.

Comment 7.
With respect to the first paragraph under the “Summary Information—Principal Investment Strategies” section, the disclosure currently states that the Fund will invest in REITs “that derive at least 50% of their revenues from (or, where applicable, derive at least 50% of their real estate asset value from) the office, industrial and/or real estate segments.” Please revise the language to clarify that the test is based on real estate value, not revenues.

Response 7.	The disclosure has been revised to reflect that the initial eligibility requirement for Index constituents is based on revenues, and not real estate value.

Comment 8.
With respect to the first paragraph under the “Summary Information—Principal Investment Strategies” section, the disclosure currently states that the Fund will invest in office, industrial and retail REITs. The name of the Fund is Office and Commercial REIT ETF. Please explain whether the Fund is investing consistent with the Index.

Response 8.
The Index defines U.S. exchange-listed REITs that derive at least 50% of their revenue from the office segments as “office REITs” and all others, including those that are primarily engaged in the industrial and retail real estate segments, as “commercial REITs.” Because the Fund has adopted an 80% policy to invest in Office and Commercial Real Estate Companies, as defined by the Index (as Office REITs and Other Commercial REITs), the Fund is investing consistent with the Index methodology. The disclosure has been revised to make this clear.

Comment 9.	Please add more disclosure to Item 4 regarding the Index methodology. Include index component methodology, explaining how index components are included or excluded.

Response 9.	The disclosure has been revised to reflect the initial eligibility requirements for Index constituents.

Comment 10.
The Index description at the back of the Prospectus includes additional detail regarding the Index components. Please include the capitalization requirement and the sentence about the rules-based methodology in Item 4 of the Prospectus. Please explain the index-weighting methodology.

Response 10.	The disclosure has been revised accordingly.

Comment 11.	With respect to the second sentence in the last paragraph under the “Summary Information—Principal Investment Strategies” section, please change “may” to “will.”

Response 11.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 12.	With regard to the last paragraph under the “Summary Information—Principal Investment Strategies” section, please clarify how “a significant portion” differs from “concentration.” Either state that the Fund is concentrated in the real estate sector or industry or explain supplementally how the Fund is not concentrated in the real estate sector or industry.

Response 12.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 13.	The last sentence in the Item 4 disclosure regarding REITs Risk should also be included in the Item 9 REITs Risk disclosure.

Response 13.	The disclosure has been revised accordingly.

Comment 14.	High Portfolio Turnover Risk is currently in brackets. Please determine whether high portfolio turnover constitutes a principal risk of the Fund, and if it is, please include appropriate disclosure in Item 4 and Item 9.

Response 14.	The disclosure has been revised to remove “High Portfolio Turnover Risk”.

Comment 15.	The Index-Related Concentration Risk disclosure states that the Fund’s assets may be concentrated in a particular sector or sectors or industry or group of industries to reflect the Index’s allocation to those types of securities. Please change “may be concentrated” to “will be concentrated.”

Response 15.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 16.	Under the “Summary Information—Performance” section, please supplementally identify an appropriate broad-based securities market index against which the Fund will compare its performance.

Response 16.	Once the Fund has one calendar year of performance, the Fund intends to include the returns of the S&P 500 Index as the broad-based securities market index.

Comment 17.	With respect to the “Additional Information About the Fund’s Investment Strategies and Risks” section, according to Form N-1A, the disclosure provided pursuant to Items 4(a) and 4(b) should be a summary of the disclosure provided pursuant to Items 9(b) and 9(c). Please accordingly describe the Fund’s principal investment strategies and principal risks in the disclosure pursuant to Items 9(b) and 9(c) that were summarized in the disclosure pursuant Items 4(a) and 4(b) to follow the layered disclosure regime contemplated by form N-1A.

Response 17.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate and consistent with the requirements of Form N-1A.

Comment 18.	Please add disclosure regarding how dividends and return of capital from REITs will affect shareholders and include this information in the Prospectus tax disclosure as well. It is currently only noted in the Statement of Additional Information.

Response 18.	The disclosure has been revised accordingly.

Comment 19.	With respect to the “Additional Information About the Fund’s Investment Strategies and Risks—Fundamental and Non-Fundamental Policies” section, please disclose the Fund’s concentration policy and diversification status.

Response 19.	We respectfully acknowledge your comment; however, because the requested disclosure is already disclosed under the “Summary Information—Principal Investment Strategies” and “Additional Information About the Fund’s Investment Strategies and Risks—Principal Investment Strategies” sections, we believe the Fund’s disclosure is appropriate and consistent with the requirements of Form N-1A.

Comment 20.	With respect to the “Additional Information About the Fund’s Investment Strategies and Risks—Additional Non-Principal Investment Strategies” section, to the extent the Fund intends to count exposures through derivatives towards its 80% policy, please disclose that the Fund will value derivatives on a marked-to-market basis for purposes of complying with Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response 20.	We hereby confirm that the Fund’s investments in derivatives will not count towards its 80% policy.

Comment 21.	With respect to the “Additional Information About the Fund’s Investment Strategies and Risks—Additional Non-Principal Investment Strategies” section, the Staff notes that depositary receipts not included in the Index may be used by the Fund in seeking performance that corresponds to the Index and in managing cash flows and may count towards compliance with the Fund’s 80% policy. Please clarify the treatment of other investments referenced in this section such as convertible securities, structured notes and other investment companies for purposes of the Fund’s 80% policy.

Response 21.	We hereby confirm that the Fund’s investments in convertible securities, structured notes and other investment companies will not count towards its 80% policy.

Comment 22.	With respect to the third sentence of the “Additional Information About the Fund’s Investment Strategies and Risks—Additional Non-Principal Investment Strategies” section, please change “may count” to “will count.”

Response 22.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate.

Comment 23.	The “Additional Information About the Fund’s Investment Strategies and Risks—Additional Non-Principal Investment Strategies” section states that the Fund may invest in affiliated and unaffiliated funds. If the acquired fund fees and expenses resulting from such investments exceed one basis point (0.01%) of the Fund’s total annual fund operating expenses, please include an “Acquired Fund Fees and Expenses” line item in the Fund’s “Fund Fees and Expenses” table.

Response 23.	We hereby confirm that the Fund currently does not expect acquired fund fees and expenses to exceed more than one basis point (0.01%) of Total Annual Fund Operating Expenses, and as such the Fund’s investments in other funds do not warrant an acquired fund fees and expenses line item in the Fund’s “Fund Fees and Expenses” table.

Comment 24.	The “Additional Information About the Fund’s Investment Strategies and Risks—Additional Non-Principal Investment Strategies” section states that the Fund may invest in derivatives. Please tailor the Derivatives Risk disclosure to address how this Fund will invest in derivatives.

Response 24.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

STATEMENT OF ADDITIONAL INFORMATION

Comment 25.	With respect to Non-Fundamental Restriction 1 under the “Investment Policies and Restrictions—Investment Restrictions” section, please revise the word “securities” to “investments” throughout. Please also consider disclosing the meaning of “illiquid” so as to be more closely aligned with Rule 22e-4 under the 1940 Act.

Response 25.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 26.	With respect to the first sentence in the seventh paragraph under the “Investment Policies and Restrictions—Investment Restrictions” section that states “investment companies are not considered to be part of an industry,” the Staff notes that the Fund and Van Eck Associates Corporation (the “Adviser”) may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the Fund is in compliance with its concentration policy. Please add disclosure that the Fund will consider the investments of its underlying investment companies when determining the Fund’s compliance with its concentration policy.

Response 26.	The Trust is not aware of a requirement to consider the concentration policy of an underlying investment company in which the Fund invests for purposes of determining the Fund’s compliance with its concentration policy. To the extent that the Trust determines that the Fund’s investments in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Trust would include appropriate risk disclosure in the Fund’s Registration Statement.

DECLARATION OF TRUST

Comment 27.
With respect to Section 11.09 of the Trust’s Declaration of Trust (the “Declaration of Trust”) entitled “Derivative Actions,” please provide corresponding disclosure in an appropriate location in the Prospectus and state that this provision does not apply to claims arising under Federal securities laws.

Response 27.
We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate and consistent with the requirements of Form N-1A. We further note that Section 11.12 of the Declaration of Trust states that “If any provision of this Trust Instrument shall be held invalid or improper, unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect such provisions in any other jurisdiction or any other provision of this Trust Instrument in any jurisdiction.” We believe that this provision adequately addresses the fact that claims made or arising within the jurisdiction of the United States (including those made or arising under the federal securities laws) would not be subject to Section 11.09, to the extent that they are not consistent with that provision.

Comment 28.
With respect to items (i)(E)(z), (ii) and (iii) of Section 11.10 of the Declaration of Trust entitled “Jurisdiction and Forum,” please disclose in an appropriate location in the Prospectus that these exclusive state court forum provisions do not apply to claims arising under Federal securities laws. Please also disclose in an appropriate location in the Prospectus or in the SAI these provisions and corresponding risks of the provisions even as to non-Federal securities laws claims. For example, please disclose that shareholders may have to bring suit in an inconvenient and less favorable forum and that there is a question regarding the enforceability of such exclusive state court forum provisions since the Securities Act of 1933, as amended, and the 1940 Act permit shareholders to bring claims arising from these Acts in both state and Federal courts.

Response 28.
We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate and consistent with the requirements of Form N-1A. As stated above, we further note that Section 11.12 of the Declaration of Trust states that “If any provision of this Trust Instrument shall be held invalid or improper, unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect such provisions in any other jurisdiction or any other provision of this Trust Instrument in any jurisdiction.” We believe that this provision adequately addresses the fact that claims made or arising within the jurisdiction of the United States (including those made or arising under the federal securities laws) would not be subject to Section 11.10, to the extent that they are not consistent with that provision.

Comment 29.
With respect to item (vi) of Section 11.10 of the Declaration of Trust entitled “Jurisdiction and Forum,” please disclose in an appropriate location in the Prospectus or the SAI that shareholders waive the right to a jury trial.

Response 29.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate and consistent with the requirements of Form N-1A.

PART C

Comment 30.	Please file as an exhibit the index licensing agreement as an “other material contract” pursuant to Item 28(h) of Form N-1A or supplementally confirm that there is no index licensing agreement.

Response 30.	We respectfully acknowledge your comment. The Trust respectfully confirms that it does not believe that the Licensing Agreement between the Adviser and the Index provider falls within the meaning of “other material contracts” set forth in Form N-1A, Item 28(h). Accordingly, the Trust has not included the Licensing Agreement as an exhibit to the Trust’s Registration Statement.

* * * * *

If you have any questions, please feel free to contact Lisa Moss at (212) 293-2280 or me at (212) 293-2048.

Very truly yours,

/s/ Matthew Babinsky
Matthew Babinsky
Associate General Counsel
Van Eck Associates Corporation

Exhibit A

Fund Fees and Expenses

The following tables describe the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Shareholder Fees (fees paid directly from your investment)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.50%
Other Expenses(a)(b)	0.00%
Total Annual Fund Operating Expenses(b)	0.50%
________________________
(a) “Other Expenses” are based on estimated amounts for the current fiscal year.
(b) Van Eck Associates Corporation (the “Adviser”) will pay all expenses of the Fund, except for the fee payment under the investment management agreement, acquired fund fees and expenses, interest expense, offering costs, trading expenses, taxes and extraordinary expenses. Notwithstanding the foregoing, the Adviser has agreed to pay the offering costs until at least May 1, 2025.

Expense Example
This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account brokerage commissions that you pay when purchasing or selling Shares of the Fund.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell or hold all of your Shares at the end of those periods. The example also assumes that your investment has a 5% annual return and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

YEAR	EXPENSES
1	$51
3	$160